Exhibit 99.1

PRESS RELEASE

Affimed Announces Sale of Wholly-Owned Subsidiary AbCheck

Mannheim, Germany, January 3, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced that it has reached a definitive agreement to sell its wholly-owned subsidiary, AbCheck s.r.o., to Ampersand Biomedicines.

Under the terms of the agreement, Ampersand Biomedicines will acquire AbCheck for a purchase price of $6 million, consisting of $5 million in cash to be paid in two tranches, and $1 million in Ampersand common stock, subject to certain adjustments and a holdback. Affimed is also entitled to receive milestone payments from a pre-existing AbCheck partnership.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Mannheim, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

About Abcheck

AbCheck discovers and optimizes human therapeutic antibodies with one of the industry’s most versatile technology platforms. Tailored to specific needs and desired Target Product Profiles, AbCheck leverages both cutting edge (e.g., microfluidics, rabbit mass humanization) and classical (e.g., phage/yeast display libraries) technologies to provide high quality leads. The company has proven its capabilities in multiple partnerships throughout the US and Europe. Following the completion of the transaction, AbCheck will become a wholly-owned subsidiary of Ampersand Biomedicines, a Flagship Pioneering Company. For more information, please visit https://www.abcheckantibodies.com/.

Forward-Looking Statement

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com